Exhibit 99.1

PRESS RELEASE
      For immediate release

NOUVEAU MONDE HAS SUCCESSFULLY BEEN ADMITTED AND
WILL COMMENCE TRADING ON THE NYSE ON MONDAY, MAY 24, 2021

MONTRÉAL, QUÉBEC, May 19, 2021 – Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU, OTCQX: NMGRF, FSE: NM9) is pleased to announce that it has received approval for the listing of its common shares on the New York Stock Exchange (“NYSE”). The Company expects its common shares will open for trading on the NYSE on May 24, 2021, under the symbol “NMG”.

Arne H Frandsen, Chairman of Nouveau Monde, commented: “An extraordinary journey has just achieved another milestone. As Chairman, I am so proud of the Nouveau Monde team, and how we have so promptly secured a listing on the world’s largest and most important capital market, namely the New York Stock Exchange. This comes as we have commenced the work on our Phase 1 beneficiation plant, which early in 2022 is expected to start producing battery grade shaped, purified and coated graphite. We remain committed to becoming North America’s largest fully integrated anode material production facility, and ultimately delivering our critical materials with zero carbon footprint from our Québec‐based facilities.”

Eric Desaulniers, President and CEO of Nouveau Monde, added: “As the Western World’s economy is on the verge of a major industrial shift driven by the electrification of transportation and energy storage systems, the entire Nouveau Monde team is thrilled to play a meaningful role in the sustainable extraction and transformation of an essential battery material to help make this revolution possible. Nouveau Monde is a true North American story of local security of supply, full traceable verticalization, carbon-neutrality, lot-by-lot consistency and long-term cost structure resilience. We are striving to advance, one milestone at a time, towards our objective of establishing our company as a leading supplier of battery material.”

Additional Information for Shareholders

In addition to listing and trading on the NYSE in U.S. dollars, Nouveau Monde’s common shares continue to be listed and trade on the TSX Venture Exchange (“TSXV”) in Canadian dollars under the symbol “NOU”. Shareholders that purchased their Nouveau Monde common shares on the TSXV and, in connection with the NYSE listing, wish to trade in U.S. dollars are advised to contact their broker for more information.

Shareholders that purchased their Nouveau Monde common shares “over-the-counter” or OTC, including shareholders whose shares are denoted in their institution/broker account with the symbol “NMGRF”, are advised to monitor their account to ensure their holdings are updated to reflect the NYSE listing and trading symbol, as the Company expects OTC quotations for Nouveau Monde common shares to cease in connection with the NYSE listing. Shareholders are advised to contact their broker for more information if they have questions in this regard.

Nouveau Monde’s common shares will also continue to trade on the Frankfurt Stock Exchange under the symbol “NM9”.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully-integrated source of green battery anode material in Québec, Canada. Targeting commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Media	Investors

Julie Paquet Director, Communications +1-450-757-8905 #140 jpaquet@nouveaumonde.ca	Christina Lalli Director, Investor Relations +1-438-399-8665 clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to statements with respect to the timing of commencement of trading of the Company’s securities on the NYSE, the anticipated benefits of listing on the NYSE, the treatment of the Company’s OTC quotations, the timeline of the Company’s Phase 1 beneficiation plant, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favourable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group